FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending August 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons
Following a revaluation of the cash element of the notional investment held within the GSK 401K plan (The Plan), which is notionally held in GSK American Depositary Shares (ADSs), the Administrators of the Plan notified GlaxoSmithKline plc and the under-mentioned Persons on 12 August 2013 of the following increase in the notional allocation of ADSs on 8 August 2013 at a price of $51.66 per ADS:-

Director/PDMR	Number of ADSs	Connected Person	Number of ADSs
Dr M M Slaoui	11	Dr K Slaoui	10
Mr W C Louv	16	-	-
Mrs D P Connelly	1	-	-

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a) and (c).

S M Bicknell
Company Secretary
12 August 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: August 12, 2013

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc